UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERSATA, INC.

(Name of Subject Company)

VERSATA, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

925298 10 1

(CUSIP Number of Class of Securities)

David Chamberlain

Versata, Inc.

300 Lakeside Drive, Suite 1300

Oakland, CA 94612

(510) 238-4100

(Name, address and telephone number of person authorized to

receive notice and communications on behalf of the person(s) filing statement)

with copies to:

Peter T. Healy, Esq.

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

275 Battery Street, 26th Floor

San Francisco, CA 94111

(415) 984-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Versata, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 300 Lakeside Drive, Suite 1300, Oakland, California 94612, and its telephone number is (510) 628-1000.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the common stock, par value $0.001 per share, of the Company (“Company Common Stock”). As of December 9, 2005, there were 8,178,546 shares of Company Common Stock issued and outstanding.

Item 2. Identity and Background of the Filing Person.

(a) Name and Address.

The filing person is the subject company. The Company’s business address and telephone number are set forth in Item 1 above.

(b) Tender Offer to Purchase.

This Statement relates to the tender offer by Trilogy, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $0.40 per share (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(2) and (a)(3) to this Statement, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2005.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 7, 2005 (the “Merger Agreement”), by and among Parent, Sub and the Company. The Merger Agreement provides that, among other things, as soon as practicable, but in no event more than two business days following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding share of Company Common Stock (other than shares of Company Common Stock held in the treasury of the Company or owned by any subsidiary of the Company, or by Parent or Sub (other than in a representative or fiduciary capacity), or by stockholders who properly exercise their appraisal rights under Delaware General Corporation law (the “DGCL”)) will be converted into the right to receive an amount equal to the Offer Price. The Merger Agreement was filed with the SEC on December 7, 2005 as an exhibit to the Company’s Current Report on Form 8-K and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement and at the request of Sub and Parent, and as a condition to their willingness to enter into the Merger Agreement, Parent entered into a Stockholder Voting and Tender Agreement, dated December 7, 2005 (the “Voting and Tender Agreement”), with members of the Company’s management and board of directors (the “Board”) and certain stockholders of the Company. On December 7, 2005, the parties to the Voting Agreement also entered into an Addendum to the Voting Agreement granting Parent discretion to waive the prohibition on transfer under the Voting and Tender Agreement for a transfer by a stockholder to another party agreeing to be bound by the terms of the Voting and Tender Agreement as amended by the Addendum.

The following table identifies each stockholder who entered into the Voting and Tender Agreement and the number of shares of Company Common Stock covered by such agreement:

Stockholder	Total Shares(1)
Alan Baratz(2)	15,151
Gary Morgenthaler(2)	2,766
George Paolini(2)	0
Wade Woodson	0
Bob Davoli	40,089
Eugene Wong	85,357
Brett Adam(3)	1,337
William Frederick(3)	7,070
Morgenthaler Venture Partners IV, L.P.	952,624
Sigma Management V, LLC	864,807
Emancipation Capital(4)	487,449

Total:	2,456,650

(1)	Represents shares of Common Stock owned by the named individual but excludes shares issuable upon exercise of outstanding options. The aggregate number of shares of Common Stock owned by the named individuals comprised 30.0% of the 8,178,546 shares of Common Stock outstanding as of November 17, 2005.
(2)	Director
(3)	Executive Officer
(4)	Pursuant to the terms of the Addendum to the Voting and Tender Agreement, Emancipation Capital sold 400,000 shares to Hurley Capital Partners LLC, who subsequently agreed to be bound by the terms of the Voting and Tender Agreement and Addendum.

The Company reserves the right to make available information relating to the Offer and the Merger on the internet at www.versata.com.

Parent has formed Sub in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Sub are located at 6001 West Courtyard Drive, Austin, Texas 78730.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’ executive officers, directors or affiliates, or (ii) Parent, Sub or their respective executive officers, directors or affiliates.

(a) Agreements with Parent.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 10 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

YOU SHOULD NOT RELY UPON THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT OR THE DESCRIPTION OF THEM IN THIS STATEMENT AS STATEMENTS OF FACTUAL INFORMATION ABOUT PARENT, SUB, THE COMPANY OR ANY OTHER PERSON OR ENTITY.

THESE REPRESENTATIONS AND WARRANTIES WERE MADE BY THE RESPECTIVE PARTIES ONLY FOR PURPOSES OF THE MERGER AGREEMENT, WERE MADE SOLELY TO THE RESPECTIVE PARTIES AS OF THE DATE OF THE MERGER AGREEMENT AND ARE SUBJECT TO MODIFICATION OR QUALIFICATION BY OTHER DISCLOSURES MADE IN CONNECTION THEREWITH.

The Confidentiality Agreement. The Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), dated as of September 19, 2005, in connection with the consideration of a possible negotiated transaction regarding the acquisition by Parent of the Company Common Stock. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Merger Agreement and the Confidentiality Agreement, which have been filed as Exhibit (e)(1) and Exhibit (e)(3), respectively, to this Statement and are incorporated in this Statement by reference.

Voting and Tender Agreement. Concurrently with the execution of the Merger Agreement and at the request of Sub and Parent, and as a condition to their willingness to enter into the Merger Agreement, Parent entered into the Voting and Tender Agreement with members of the Company’s management, Board and certain stockholders of the Company. A summary of the material provisions of the Voting and Tender Agreement is included in Section 10 of the Offer to Purchase under the heading “The Support Agreement.” Such summary is qualified in its entirety by reference to the complete text of the Voting and Tender Agreement, which is filed as exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company’s Board of Directors. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold their offices until their respective successors are duly elected or appointed and qualified or until their respective earlier resignations or removal in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or otherwise as provided by law.

Effects of the Offer and the Merger under the Company’ Stock Option Plans and Agreements and Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

Allocation of Consideration among Executive Officers and Directors. The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to the shares of Company Common Stock and options to purchase shares of Company Common Stock held by such individual. Since the exercise prices of all options to purchase shares of Company Common Stock held by each director and executive officer of the Company are higher than the Offer Price, such individuals will not be receiving any cash payments with respect to such options in connection with the Offer or the Merger. In addition, pursuant to the Voting and Tender Agreement, each director and executive officer of the Company has agreed to tender all shares beneficially owned by such individual in the tender offer.

Except as set forth in the table below, no director or executive officer of the Company is entitled to receive any cash compensation in connection with the Offer or the Merger for shares of Company Common Stock owned or options to purchase shares of Company Common Stock held.

Name	Number of Shares	Number of Exercisable Options	Total Cash Consideration(1)
David Chamberlain, President and Chief Executive Officer Director	0	0	$0
William Frederick, Chief Financial Officer, Secretary and Vice President	7,070	69,166	$2,828.00
Brett Adam, Chief Technology Officer and Vice President, Engineering	1,337	43,666	$534.80
Cheryl Black, Vice President, Professional Services	0	0	$0
Gary Morgenthaler, Chairman of the Board	2,766	14,833	$1,106.40
Alan Baratz, Director	15,151	174,915	$6,060.40
Wade Woodson, Director	0	12,416	0
George Paolini, Director	0	4,582	0
			$10,529.60

(1)	Since the Offer Price does not exceed the exercise price of the options, such options will be cancelled as of the Effective Time without any consideration therefore.

Stock Option Plans. The Company’s directors and executive officers have been granted options under the Company’s stock option plans. Under the Merger Agreement, upon consummation of the Offer, each option that is outstanding immediately prior to the Effective Time (whether or not vested or exercisable) and that represents the right to acquire any shares of Company Common Stock shall be canceled and terminated as of the Effective Time in exchange for the right to receive a cash payment per share in an amount equal to the excess (if any) of the Offer Price over the exercise price of the option. Such amount shall be reduced by all withholding and payroll taxes required to be withheld, as provided in the Merger Agreement. If the Offer Price does not exceed the exercise price of such option, then such option shall be canceled as of the Effective Time without any consideration thereof. For further information, see “—Allocation of Consideration among Executive Officers and Directors” above.

The foregoing summary of the treatment of director and officer stock options provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Letter Agreements. Letter agreements that contain severance provisions are in effect between the Company and several of its executive officers. These executive officers include David Chamberlain, William Frederick, Brett Adam and Cheryl Black.

In the event there is a change in control during the employment of any of the executive officers, and if any of the executive officers were to resign from their positions within sixty days after either (i) there has been a change in such officer’s duties and position that is not reasonable in view of such officer’s previous position with the Company, or (ii) a reduction in such officer’s monthly salary, and such officer has taken all necessary actions to effectuate such termination with the Company including taking any actions (i.e., resignations from positions held with the Company’s subsidiaries), as required by the Company; the executive officer will receive a continuation of his monthly salary for a six month period following the effective date of termination. This summary of the letter agreements above is qualified in its entirety by reference to the letter agreements themselves, which have been filed as Exhibits 10.22 and 10.23 to the Company’s Form 10-Q for the quarter ended July 31, 2005, filed with the SEC on September 19, 2005.

Indemnification; Directors’ and Officers’ Insurance. Under the Merger Agreement, the Surviving Corporation has agreed to assume and be bound by indemnification provisions currently in the certificate of incorporation and bylaws of the Company covering any director or officer of the Company as of the date of the Merger Agreement. The Surviving Corporation may amend the indemnification provisions in its certificate of incorporation and bylaws following the Merger so long as the termination of any indemnification provisions does not limit the obligation of the Surviving Corporation to provide indemnification. The Company and Parent have agreed that for six years after consummation of the Offer, the surviving corporation will provide officers’ and directors’ liability insurance covering each person who was covered under such policies as of the date of the Merger Agreement by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, that in satisfying its obligation with respect to the maintenance of insurance, the Surviving Corporation will not be required to expend in any one year an amount in excess of 150% of the current annual premium paid by the Company for such insurance in the last full fiscal year and if the Surviving Corporation is unable to obtain the required insurance for less than such maximum amount, it will obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount.

The foregoing summary of the indemnification and directors’ and offices’ insurance provisions under the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

(b) Interests of Certain Persons in the Offer and the Merger.

Majority Stockholders. Morgenthaler Venture Partners IV, L.P. owns 952,624 shares of Company Common Stock, representing ownership of approximately 11.6% of the Company’s outstanding Company Common Stock. The general partner of Morgenthaler Venture Partners IV, L.P. is Morgenthaler Management Partners IV, L.P. Gary Morgenthaler, Chairman of the Board, is a general partner of Morgenthaler Management Partners IV, L.P. Mr. Morgenthaler disclaims beneficial ownership of all 952,624 shares of Company Common Stock except to his pecuniary interest in these shares.

Wade Woodson, a member of the Board, is a Managing Director of Sigma Management, a technology venture capital firm. Sigma Management V, LLC owns 864,807 shares of Company Common Stock, representing ownership of approximately 10.6% of the Company’s outstanding Company Common Stock. Mr. Woodson disclaims beneficial ownership of all 864,807 shares of Company Common Stock except to his pecuniary interest in these shares.

Charlie Frumberg, a member of the board of directors of Parent, is a Managing Partner of Emancipation Capital. Emancipation Capital owns 87,449 shares of Company Common Stock, representing ownership of approximately 0.7% of the Company’s outstanding Company Common Stock. Joseph A. Liemandt and Diane Liemandt-Reimann, who are also members of the board of directors of Parent, are also investors in Emancipation Capital.

The Board was aware of the above potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation—Reasons for the Recommendation of the Board.”

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

After careful consideration, including a thorough review of the Offer with its respective advisors, including, without limitation, a fairness opinion from Seven Hills Partners LLC (“Seven Hills”), the Board, at meetings held on December 1, 2005, (i) determined by unanimous vote of all its members that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders, (ii) approved the Voting and Tender Agreements to be entered into by Parent and Sub with officers, directors and certain significant stockholders of the Company, (iii) determined to recommend holders of Company Common Stock accept the Offer and tender shares pursuant to the Offer and adoption of the Merger Agreement by the Company’s stockholders, and (iv) agreed to take all other action within the Board’s power to render Section 203 of the DGCL, if applicable, inapplicable to the Offer and the Merger. The Board recommends that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock in the Offer.

A letter communicating the Board’s recommendation to you and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(1) and (a)(5), respectively, to this Statement and are incorporated herein by reference.

(b) Reasons.

Background. From time to time, the Company, together with its financial and legal advisors, review and evaluate strategic opportunities and alternatives with a view to enhancing stockholder value.

On December 15, 2003, the Board entered into an engagement letter with Seven Hills retaining it to conduct a broad auction of the Company to potential strategic buyers. Over the course of the following several months, Seven Hills reported to the Board that (i) it had contacted 55 potential buyers, (ii) two thereof conducted some level of due diligence on the Company, and (iii) one thereof gave a verbal indication of interest which the Board of the Company determined not to pursue.

Over the course of 2004, as the Company returned to sequential revenue growth and approached profitability, the Company’s management and Board of Directors periodically discussed and considered potential strategic initiatives with various parties. No transactions developed from these discussions.

On April 22, 2005, a special meeting of the Board was convened in order to discuss a possible strategic acquisition of a company (“Company A”) that was presented to the Corporation by one of its shareholders. The Board instructed Mr. Frederick to pursue further discussions with Company A and to identify potential advisors to assist the Corporation if the possible acquisition of Company A were pursued.

On May 10, 2005, a special meeting of the Board was convened in order to discuss the status of the possible acquisition of Company A and to discuss possible options for funding the Corporation. The Board reviewed recommendations for potential advisors and instructed Mr. Frederick to engage them to assist the Corporation in pursuing the possible acquisition of Company A.

On June 10, 2005, a special meeting of the Board was convened at which time Mr. Frederick and the selected advisors updated the Board on the status of the possible acquisition of Company A. The Board instructed Mr. Frederick to continue his diligence on selecting financial advisors and to engage them accordingly.

On June 16, 2005, the Company entered into an engagement letter with Seven Hills retaining Seven Hills to serve as its financial advisor with respect to the potential acquisition of Company A.

On June 21, a meeting of the Board was convened at which time the Board was updated on the status of the possible acquisition of Company A including the preparation of a non-binding letter of interest to be provided to Company A. The Board also discussed various strategic alternatives in addition to the possible acquisition of Company A. The Board identified possible alternative transactions with three companies (“Company B”, “Company C” and “Company D”).

On June 29, 2005, a special meeting of the Board was convened at which time the Board was updated on the status of the possible acquisition of Company A. The Board discussed whether to proceed with a letter of interest with Company A as well as other alternatives available including: (i) a sale of the Corporation or its assets and

(ii) liquidation or bankruptcy of the Corporation. Management informed the Board that it would be meeting with Company B the following day. The Board concluded that based on preliminary diligence conducted, a strategic transaction with Company C was no longer an option.

On July 7, 2005, a special meeting of the Board was convened to discuss: (i) an analysis of the Company’s strategic alternatives and (ii) whether to sign a letter of interest for Company A. Seven Hills presented the Board with a summary of alternatives available to the Company, including; (i) selling the Company; (ii) completing a possible acquisition of Company A or (iii) liquidation. The Company’s bankruptcy counsel then reviewed the Board’s fiduciary responsibilities with regard to filing bankruptcy. The Board agreed that liquidation or bankruptcy of the Company was not currently an option for enhancing shareholder value. The Board approved executing the letter of interest with Company A and instructed management to continue pursuing other various strategic alternatives as well.

On July 9, 2005, the Company provided a non-binding letter of interest to acquire Company A.

On July 14, 2005, management contacted a company (“Company E”) who had indicated an interest in a strategic transaction with the Company.

On July 15, 2005, the Board expanded Seven Hills’ engagement to encompass a possible sale or liquidation of the Company.

On July 18, 2005, Mr. Charles I. Frumberg of Emancipation Capital, then a greater than 5% stockholder of the Company and a director of Parent, had discussions with Mr. David Chamberlain, the President and Chief Executive Officer of the Company, to determine if Emancipation Capital had an interest in acquiring the Company. Mr. Frumberg concluded a transaction was not feasible and there was no further contact between Company or Seven Hills, and Emancipation Capital.

On August 10, 2005, a special meeting of the Board was convened in order to update the Board on the Company’s various strategic discussions. Seven Hills and the Company’s management provided an update to the Board on the progress made with Company A. Management informed the Board of the progress made with Company B and the diligence completed by Company B.

On August 26, 2005, a special meeting of the Board was convened at which time Seven Hills and the Company’s management updated the Board on the Company’s various strategic alternatives. Management presented the Company’s cash forecast which reflected a cash shortfall that would need to be addressed in order to acquire Company A under the latest proposal. Negotiations with Company A had also been put on hold until after the Labor Day holiday at the request of Company A. Management updated the Board on the progress made with Company B and Company E as well as initial discussion with two other companies (“Company F” and “Company G”). While Company F subsequently declined to pursue a potential strategic transaction, Company G had indicated an interest in conducting further diligence on the Company.

On September 1, 2005, Seven Hills contacted Company G to coordinate the diligence. Over the next two weeks representatives from Seven Hills and the Company provided Company G with due diligence materials.

On the morning of September 8, 2005, another interested party (“Company H”) provided a non-binding letter of interest to acquire the Company through a cash tender offer. A special meeting of the Board was convened. The Company’s management updated the Board on the Company’s business prospects and financial condition, and, Seven Hills updated the Board on strategic alternatives, including the ongoing discussions with Company A, Company B, Company E, Company G and the letter of interest received from Company H. The Board authorized Seven Hills to continue discussions with Company H to enhance the offer price and allow Company H to conduct additional diligence to enable it to confirm its offer. On the afternoon of September 8, 2005, Seven Hills informed Company H that its offer was insufficient but that it should continue with its due diligence in connection with the possibility of improving its preliminary proposal.

On September 12, 2005, Company H provided a revised non-binding letter of interest to acquire the Company for a combination of stock and cash through a merger agreement.

On September 13, 2005, Company G informed Seven Hills that they were not in a position to make an offer for the Company. Accordingly, the Company’s discussions with Company G ceased at that time.

On September 14, 2005, the Company announced on its quarterly earnings call that it had retained a financial advisor (i.e., Seven Hills) to explore strategic alternatives.

In early September 2005, as part of Parent’s long-term strategic plan of considering and evaluating acquisition opportunities from strategic and financial perspectives, Parent authorized Updata Capital, Inc. (“Updata”) to contact the Company to express Parent’s interest in potentially acquiring the Company.

On September 15, 2005, a representative from Updata contacted Mr. Chamberlain to indicate potential interest on behalf of a client to pursue a potential strategic acquisition of the Company. Mr. Chamberlain informed Seven Hills of the call and Seven Hills subsequently contacted Updata who indicated that they were representing Parent as its financial advisor. The Company and Parent executed a confidentiality agreement on September 19, 2005. Seven Hills and the Company provided Parent and Updata with due diligence materials and informed them that the Board planned to consider several offers for the Company at a September 21, 2005 meeting and that Parent should provide a written expression of interest in an acquisition of the Company to be considered at the Board meeting.

On September 20, 2005, Parent provided a non-binding indication of interest to acquire the Company subject to additional due diligence in order to be in a position to determine the price to include in its offer.

On September 21, 2005, a special meeting of the Board of the Company was convened in order to discuss potential strategic transactions with various entities. Representatives from Company H attended a portion of the meeting and provided an overview of their company and strategy for their proposed acquisition of the Company. Following the presentation, Seven Hills and the Company gave the Board an update on the discussions with various other parties including: (i) potential acquisition of Company A; (ii) potential sale of certain assets to Company B as conduit to complete acquisition of Company A; (iii) potential sale of certain assets to Company E as conduit to complete acquisition of Company A; (iv) Company H’s letter of interest to potentially acquire the Company and (v) Parent’s letter of interest to potentially acquire the Company. The Board concluded that the Company should continue to pursue all possible strategic alternatives and instructed Seven Hills to continue discussions with all parties, including Parent.

On September 22, 2005, Seven Hills contacted another company (“Company I”) to inform it that Seven Hills had been retained by the Company to explore a sale and to determine whether Company I may have an interest in entering into discussions with the Company. Company I entered into a confidentiality agreement on September 23, 2005 and was provided with due diligence materials by Seven Hills.

On September 27, 2005, Company I indicated that they were not in a position to make an offer for the Company, and discussions with Company I ceased at that time.

On September 29, 2005, Parent submitted a non-binding letter of intent to acquire the Company for cash with an initial offer price of $3.8 million or $0.46 per share of Company Common Stock. Also on September 29, 2005, Company H contacted Seven Hills to indicate they were not in a position to submit another offer for the Company.

On the morning of September 30, 2005, Seven Hills received a non-binding expression of interest from (“Company E”) to purchase certain assets from the Company for cash.

On September 30, 2005, a special meeting of the Board was convened in order to discuss the status of the potential strategic transactions with various entities. Seven Hills and the Company updated the Board on discussions with various entities including: (i) lack of agreement on key points with Company A; (ii) lack of response from Company B since September 19, 2005 meeting; (iii) expression of interest from Company E to purchase certain assets from the Company and (iv) letter of intent from Parent to acquire the Company in a cash tender offer. Seven Hills provided a comparison of the various non-binding offers received. The Board concluded that, while the Company should continue to pursue all possible strategic opportunities, Parent should be asked to conduct detailed due diligence prior to entering into exclusive discussions with the Company. The Board requested that Seven Hills should seek to negotiate a detailed term sheet, and that Mr. Chamberlain should speak with Parent’s Chief Executive Officer, Mr. Joe Liemandt, to confirm support of the proposed transaction with the Company.

From October 6, 2005 to October 20, 2005, Parent conducted detailed due diligence at the Company’s offices and at their own offices, and negotiated a detailed term sheet with Seven Hills, the Company and counsel to the Company and Parent providing for exclusivity.

On October 11, 2005, the Company’s management hosted Company D for a due diligence session at the Company’s headquarters.

On October 12, 2005, Updata contacted Seven Hills to indicate that, based on its due diligence, the Company’s projected maintenance revenues were lower than previously understood and that Parent was thereby reducing its offer price to $2.7 million or $0.33 per share of Company Common Stock.

On October 13, 2005, Company D provided a non-binding indication of interest to acquire the Company in an all-stock merger. Seven Hills notified Company D that its offer price was insufficient and the merger structure was not acceptable to the Company. Company D indicated that it was not in a position to revise their offer.

On October 17, 2005, representatives from the Company and Seven Hills presented to Parent additional financial detail regarding revenue pipeline, cash flow projections and other data as a basis for Parent to consider increasing the offer price.

On October 18, 2005, Updata contacted Seven Hills to indicate that Parent was willing to increase its offer price. Additionally, on October 18, 2005, Mr. Chamberlain met with Parent’s Chief Executive Officer, Joe Liemandt, to discuss the proposed transaction and the combined strategy and organization of the two entities.

Additionally, on October 18, 2005, representatives from the Company and Seven Hills updated Company H on the Company’s financial condition, business prospects and other matters in order for Company H to submit a revised offer for the Company.

On October 19, 2005, Seven Hills informed Updata that Parent’s revised offer was insufficient.

On October 20, 2005, Updata contacted Seven Hills to indicate that Parent was willing to increase its offer price to $3.0 million or $0.37 per share of Company Common Stock and confirmed that Parent would assume all statutory and contractual severance obligations to the Company’s current employees. Also on October 20, 2005, Company H sent Seven Hills a non-binding term sheet to acquire the Company in an all-stock merger.

On October 21, 2005, a special meeting of the Board was convened in order to discuss potential strategic transactions with various bidders, including Parent. Seven Hills and the Company provided a status report and a summary to the Board of the various discussions with potential buyers of the Company, including Company D, Company E, Company H and Parent. Seven Hills provided a comparison to the Board of the various indications of interest. The Board discussed the offers and concluded that Parent’s offer represented the highest price per share of Company Common Stock, offered certainty of all cash with no financing contingencies, was in a tender offer structure enabling the shortest time to close the transaction, was not an asset purchase, and did not require restructuring the Company prior to closing. The Board authorized the Company to execute a term sheet with Parent that substantially reflected the terms included in the draft term sheet reviewed.

On October 24, 2005, Parent provided an executed letter of intent and term sheet. On October 25, 2005, the Company executed and returned the letter of intent and term sheet to Parent thereby entering into a 30-day period of exclusivity.

From October 25, 2005 to November 18, 2005, representatives of Parent conducted additional due diligence on the Company.

On November 2, 2005, Parent’s counsel, Haynes & Boone, LLP, delivered a draft of the Merger Agreement to the Company. Commencing on November 2, 2005 and through the execution of the Merger Agreement on December 7, 2005, on behalf of the Company, counsel to the Company, O’Melveny & Myers LLP, negotiated the terms of the Merger Agreement, including the representations and warranties, covenants and conditions to closing.

On November 18, 2005, a special meeting of the Board was convened in order to discuss the proposed transaction with Parent. Representatives from O’Melveny & Myers LLP provided the Board with an overview of the key transaction documents and terms and the Board’s fiduciary duties under Delaware law. Representatives from Seven Hills provided preliminary valuation materials regarding Parent’s current offer, and confirmed that they would be prepared to deliver a fairness opinion when requested by the Board. After discussion of the proposed transaction, the Board unanimously approved the proposed transaction, subject to determination of the price of the offer and merger consideration within a reasonable time and receipt of a fairness opinion from Seven Hills.

From November 21, 2005 to November 30, 2005, Parent and Company continued due diligence and negotiations of the definitive Merger Agreement.

On November 30, 2005, Parent and Company agreed that, based on certain adjustments to liabilities to be assumed by Parent, the final offer price was $0.40 per share of Company Common Stock.

On December 1, 2005, a special meeting of the board was convened in order to discuss the proposed transaction with Parent. Representatives from Seven Hills delivered an oral opinion, subsequently affirmed in writing, that, as of such date the cash consideration of $0.40 per share of Company Common Stock to be received by the holders of the Company Common Stock in the Offer and the Merger was fair from a financial point of view. After discussion of the proposed transaction, the Board unanimously approved the proposed transaction and authorized Mr. Chamberlain to execute the transaction documents upon final resolution of certain matters with Parent on the Voting Agreements.

From December 2, 2005 through December 6, 2005, Company and Parent and their respective legal and financial advisors continued to negotiate specific terms of the definitive agreement.

On December 7, 2005, all open matters on the Voting Agreements were resolved. Parent and the Company subsequently executed the Merger Agreement and issued a press release announcing the transaction.

Reasons for the Recommendation of the Board.

The Board. In evaluating the Offer, the Board relied on its knowledge of the business, financial condition and prospects of the Company, as well as consultation with, and advice from, its financial and legal advisors. In view of the number of factors considered in connection with the evaluation of the Offer, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determination. In addition, individual members of the Board may have given different weight to different factors. The reasons for the Board’s recommendation that the stockholders of the Company accept the Offer include the following:

Financial and Business Prospects of the Company

Based on the Company’s business, financial performance, condition, results of operations, competitive position, future prospects and strategic objectives, including the risks involved in achieving such prospects and objectives, the Board believes, on the basis of its familiarity with these matters, that the consideration to be received by the Company’s stockholders in the transaction is fair in view of the Company’s current financial situation, ongoing business prospects and financing challenges as a stand-alone entity.

Opinion of Financial Advisor

The financial presentations of Seven Hills to the Board, culminating in its final presentation on December 1, 2005, in connection with the Offer and the Merger, including the oral opinion of Seven Hills, delivered to the Board that as of such date and, based upon and subject to the assumptions and limitations set forth therein, the cash consideration of $0.40 to be received by the holders of the Company Common Stock in the Offer and the Merger is fair from a financial point of view to such holders (the full text of the Seven Hills written opinion, dated December 1, 2005, is attached as Annex I hereto and should be read in its entirety). In evaluating Seven Hill’s presentation, the Board was aware that Seven Hills would receive the fees described under Item 5 of this Statement.

Alternatives to the Proposed Transaction

At this time, the Company has limited strategic and financing alternatives to the transaction with Parent. Therefore, in the absence of an acquisition of the Company, a liquidation through bankruptcy in the near future would be the most likely current scenario absent material changes in the Company’s financial condition. In a liquidation, holders of Company Common Stock would be unlikely to receive any proceeds and the Company’s creditors would be unlikely to receive amounts owed to them.

Parent’s offer compared favorably with other offers received and considered by the Board, based on a variety of terms, including: (i) the price offered per share of Company Common Stock; (ii) the short timeline provided by a cash tender offer increased the likelihood the Company would be to continue operating until closing the transaction; (iii) the cash consideration offered; and (iv) the offer to purchase the entire Company.

Arm’s-Length Negotiations; Offer Price

The terms of the Offer and Merger were the result of arm’s-length negotiations conducted by the Company and its financial and legal advisors, with guidance from the Board. The Board considered offers from a number of potential acquirors. While Parent’s initial price indication was reduced as a result of diligence of Company’s maintenance revenues, Parent subsequently increased its offer three times prior to executing the Merger Agreement.

Tender Offer Structure

The Offer calls for a tender offer for all shares of Company Common Stock. Under current regulations, a tender offer provides for potentially the shortest time period to effect a merger. In view of the Company’s financial condition and business prospects, the Board viewed a tender offer as providing the shortest time period to effecting a merger and, therefore, the highest certainty of the transaction being consummated.

All-Cash Consideration

The Board considered the fact that the all-cash consideration offered represents certainty of value for the Company’s stockholders. Several other offers to acquire the Company from public companies included some stock consideration which would have required registration before being issued to the Company’s stockholders, introducing increased time and risk for consummating the transaction. In addition, in certain instances the stocks being offered were lightly traded and highly volatile, raising questions as to the value and liquidity of the shares to be received by the Company’s stockholders.

Majority of Public Shares Required to Consummate the Merger

The Board considered the fact that (i) the Offer is contingent upon a majority of shares being tendered, and (ii) such tender obligates Parent to consummate the Merger subject to shareholder approval by the Company if required Should the merger be consummated, Common stockholders who have not tendered in the Offer will have the opportunity to receive the Offer Price in cash for their shares of Company Common Stock.

Historical Market Price

Among other factors, the Board considered the Offer Price in relation to the historical market prices, recent trading activity and trading range of the shares of Company Common Stock, including the fact that the Offer Price represents a premium of approximately 90% over the $0.21 closing price of the shares of Company Common Stock on the OTC Bulletin Board on November 30, 2005, the last trading day prior to the December 1 Board meting approving the transaction. In addition, the Board noted that the average daily trading volume of the Stock was 4,517 shares over the past 20 trading days, reflecting a highly illiquid market for the stock which did not provide stockholders with the opportunity to sell their shares without having a significant negative impact on the stock price.

No Financing Condition

The Board considered the fact that Parent’s and Sub’s obligations under the Offer are not subject to any financing condition and the representations in the Merger Agreement that sufficient funds will be available to it for Sub to consummate the Offer and the Merger.

Ability to Respond to Unsolicited Proposals to Exercise Fiduciary Duties

The Board considered the fact that, while the Company is prohibited under the Merger Agreement from soliciting or encouraging acquisition proposals, the Company may, at any time prior to the time Sub accepts and pays for all Company Common Stock tendered pursuant to the Offer, furnish information, hold discussions and take related actions in respect of any such proposal received that was not solicited or knowingly encouraged by the Company if, after consultation with its legal counsel, the Board determines that doing so is required in the proper exercise of its fiduciary duties.

Ability to Change Recommendations

The Board considered the fact that, pursuant to the Merger Agreement, the recommendations of the Board to the Company’s stockholders to accept and approve the Offer and for adoption of the Merger Agreement may be modified or withdrawn after the execution date of the Merger Agreement, if, after consultation with its legal counsel, the Board determines that doing so is required in the proper exercise of its fiduciary duties.

Risk of Unsatisfied Offer Conditions

The risk that the conditions to the Offer may not be satisfied and, therefore, the Company Common Stock may not be accepted pursuant to the Offer and the Merger may not be consummated.

The Merger Agreement

The Board considered other provisions of the Merger Agreement, including the respective representations, warranties, covenants and termination provisions thereof.

Appraisal Rights

The fact that stockholders who do not tender their shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the Merger. See Item 8”—Additional Information—Appraisal Rights” below. In this regard, the Board considered the complexity of the appraisal procedure and its counsel reviewed with it certain issues related thereto.

Taxable Transaction

The Board considered that the consideration to be received by the holders of Company Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

Opinion of Financial Advisor

On December 1, 2005, the Board held a meeting with its legal and financial advisors and discussed the negotiated terms of the proposed transactions, including the terms and conditions of the Offer and the Merger. At the meeting, Seven Hills rendered an oral opinion to the Board, which it confirmed in writing on December 1, 2005, that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger is fair to such stockholders from a financial point of view. While Seven Hills did provide financial advice to the Board, the decision to approve and recommend the Offer and the Merger was solely that of the Board.

The full text of the Seven Hills opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Seven Hills, is included as Exhibit (a)(4) of this Statement and is incorporated herein by reference. The holders of Company Common Stock are urged to read the opinion in its entirety. The Seven Hills opinion is for the use and benefit of the Board and addresses only the fairness of the Offer Price to be received by the holders of Company Common Stock from a financial point of view pursuant to the Offer and the Merger. The Seven Hills opinion does not address the merits of the underlying decision by the Company to engage in the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, the Seven Hills opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock.

(c) Intent to Tender.

After reasonable inquiry and to the best of the Company’s knowledge, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Sub in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options). Certain executive officers, directors and affiliates have agreed to tender all shares owned by them to the Voting and Tender Agreement.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, dated June 16, 2005, by and among Seven Hills and the Company, as amended by the parties in a letter agreement dated July 15, 2005 (the “Engagement Letter”), the Board retained Seven Hills as its exclusive investment banker and financial advisor and agreed to pay all fees and expenses approved by the Board under the Engagement Letter. Pursuant to the terms of the Engagement Letter, Seven Hills has received a monthly retainer fee since the execution of the Engagement Letter and will be entitled to a transaction success fee upon completing the transaction contemplated by the Merger Agreement. Seven Hills has earned and been paid a fee for rendering its fairness opinion to the Company’s Board on December 1, 2005, which is deductible from the transaction fee as provided for in the Engagement Letter. The Company has agreed to reimburse Seven Hills for its out-of-pocket expenses, including attorneys’ fees, incurred in connection with its services, subject to a limit not to exceed without the Company’s prior approval. The Company has also agreed to indemnify Seven Hills and its officers, employees, affiliates and controlling persons against certain costs, expenses and liabilities arising out of Seven Hills’ engagement.

Seven Hills provides financial advisory and corporate finance services to public and private companies. In this capacity, we are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

(a) Securities Transactions.

Except as set forth in this Statement, no transactions in the shares of Company Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the corporation’s board of directors prior to such time. The Board has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights. Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Company Common Stock at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand an appraisal of their shares of Company Common Stock. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their shares of Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the shares of Company Common Stock could be based upon factors other than, or in addition to, the Offer Price or the market value of the shares of Company Common Stock. The value so determined could be more or less than the Offer Price.

In determining the fair value of shares of Company Common Stock held by dissenting stockholders, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the shares of Company Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262 of the DGCL, fair value is to be determined “exclusive of an element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of shares of Company Common Stock concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

DGCL Section 253. Under Section 253 of the DGCL, if Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders, referred to as a short form merger. However, if Sub does not acquire at least 90% of the outstanding shares of Company Common Stock pursuant to the Offer or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger.

Annual Report on Form 10-K. For additional information regarding the business and financial results of the Company, please see the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 and the Company’s Annual Report on Form 10-K for the year ended October 31, 2004, which are incorporated by reference in this Statement.

Item 9. Exhibits.

Acquiror Target	Description

Exhibit (a)(1)	Letter to the Stockholders of Versata, Inc., dated December 16, 2005.

Exhibit (a)(2)	Offer to Purchase, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Exhibit (a)(4)	Opinion of Seven Hills Partners LLC to Versata, Inc.’s board of directors, dated December 1, 2005 (included as Annex I to this Schedule 14D-9).

Exhibit (a)(5)	Press Release issued by Versata, Inc. on December 7, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Versata, Inc., Trilogy, Inc. and V Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(2)	Stockholder Voting and Tender Agreement, dated as of December 7, 2005, by and among Trilogy, Inc. and certain stockholders of Versata, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(3)	Confidentiality Agreement, dated as of September 19, 2005, between Versata, Inc. and Trilogy, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Triolgy, Inc. and V Acquisition, Inc. filed on December 16, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VERSATA, INC.

(Registrant)
Date: December 16, 2005

	By:	/s/ WILLIAM FREDERICK
William Frederick Chief Financial Officer, Secretary and Vice-President

Annex I

SEVEN HILLS

December 1, 2005

PERSONAL & CONFIDENTIAL

Board of Directors

Versata, Inc.

300 Lakeside Drive

Suite 1300

Oakland, CA 94612

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.001 per share (the “Shares”) of Versata, Inc. (the “Company”) of the cash consideration per Share of $0.40 to be received by the holders of the Shares in the Tender Offer and Merger (each as defined below) pursuant to the terms of that certain Agreement and Plan of Merger, substantially in the form of a draft, dated as of December 1, 2005 (the “Agreement”), by and among the Company, Venice Acquisition Co. (“Merger Sub”) and Trilogy, Inc. (“Acquiror”).

We understand that the Agreement provides, among other things, for (i) the commencement by Acquiror of a tender offer (the “Tender Offer”) for all of the Shares for $0.40 per Share in cash and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Acquiror, and each Share, other than Shares held in treasury, Shares held by the Acquiror, Merger Sub, the Company or any of their respective subsidiaries or Shares as to which dissenters’ rights have been perfected, will be converted into the right to receive $0.40 per Share in cash. The terms and conditions of the Tender Offer and the Merger (collectively, the “Transaction”) are more fully set forth in the Agreement.

Seven Hills Partners LLC provides financial advisory and corporate finance services to public and private companies. In this capacity, we are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes. We have acted as financial advisor to the Company in connection with the Transaction. We will receive fees from the Company upon the delivery of this opinion and upon completion of the Transaction. The Company has agreed to reimburse our expenses and to indemnify us against certain liabilities emerging out of our engagement.

In connection with our opinion, we have:

(a) conducted an auction process to solicit interest from a broad set of prospective buyers of the Company;

(b) considered the additional public disclosure by the Company in August 2005 that the Company had retained an investment bank to explore strategic alternatives, thus providing the opportunity for potential acquirors to contact the Company;

(c) reviewed a draft of the Agreement dated December 1, 2005 which, for purposes of this opinion, has been assumed to be in all material respects identical to the agreement to be executed;

(d) reviewed certain publicly available financial and other information for the Company, including the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 and certain other relevant financial and operating data furnished to us by the Company management;

(e) reviewed the Company’s operating results;

(f) discussed with certain members of Company management the historical and current business operations and strategy, financial condition and prospects of the Company and such other matters we deemed relevant;

(g) reviewed sales pipelines, maintenance renewal analyses, lease commitments and cashflows, employee severance payments, operating cashflow projections, and other information concerning the Company, prepared and furnished to us by the Company management; noting however that the Company has stated that in the absence of a transaction we cannot rely on future budgets or projections beyond January 2006 at which point there will be insufficient cash resources to operate the business;

(h) considered concerns expressed by customers about the Company’s viability as a standalone entity as a primary reason for delaying or not pursuing software purchases from the Company;

(i) prepared with Company management an analysis of the hypothetical liquidation value of the Company;

(j) considered the Company’s prospects to raise additional financing on a timely basis on acceptable terms;

(k) reviewed the reported price and trading history of the shares of the common stock of the Company, provided however that the Company’s common stock is currently listed only on the OTCBB, and as a result there is limited volume and the quoted closing prices are accordingly less likely to provide a true reflection of the market value of the stock;

(l) reviewed certain financial terms of the Transaction as compared to the financial terms of certain selected transactions we deemed relevant;

(m) reviewed and discussed with Company management and the Board of Directors certain alternatives to the Merger;

(n) discussed with Company management and the Board of Directors the financial and strategic rationale for the Merger;

(o) assisted in negotiations and discussions related to the Merger between the Company and the Acquiror; and

(p) reviewed such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us or otherwise made available by the Company or its advisors or which is publicly available. We have not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. In addition, we have not conducted, nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company (subject however to the reservations noted in paragraph (g) above).

We considered the Company’s prospects to raise additional financing on a timely basis on acceptable terms, and have been informed by the Company that none of its current investors has made a proposal to provide further financing. Furthermore, the Company has informed us that based, on current projections, it has insufficient financial resources to operate beyond January 2006, and has no currently identified source of funding to operate beyond that date. We have therefore assumed, with your permission, that if a sale of the Company is not effected, the Company will likely become insolvent by January 2006 and that if the Company does not either obtain funding or effect a sale of the Company in the interim, the Company will no longer be able to operate the business and will be forced to effect a liquidation or a comparable alternative.

We have also assumed that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Transaction, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Transaction and that the Transaction will be consummated in accordance with applicable laws and regulations and the terms of the Agreement, without delay, waiver, amendment or modification of any material term, condition or agreement.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor have we been furnished with such materials. We have assumed with your consent that, in all respects material to our analysis, there are no legal issues with regard to the Company or the Acquiror that would affect our opinion, and we have relied on this assumption without undertaking any independent investigation or inquiry. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, including alternative proposals from third parties that may not have been pursued to completion for a variety of business, financial, legal or regulatory reasons, nor does it address the underlying business decision of the Company to proceed with the Transaction. We express no view as to the federal, state or local tax consequences of the Transaction.

For purposes of rendering our opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted, communicated (in whole or in part) or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company with respect to the Transaction with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel. This letter does not constitute a recommendation to any holder of Shares, or any other person, as to how such person should act with respect to the Transaction (including, without limitation, whether or not to tender Shares in connection with the Tender Offer).

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the cash consideration per Share of $0.40 to be received by the holders of the Shares in the Tender Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

SEVEN HILLS PARTNERS LLC

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Letter to the Stockholders of Versata, Inc., dated December 16, 2005.

Exhibit (a)(2)	Offer to Purchase, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Trilogy, Inc. and V Acquisition, Inc. filed on December 16, 2005).

Exhibit (a)(4)	Opinion of Seven Hills Partners LLC to Versata, Inc.’s board of directors, dated December 1, 2005 (included as Annex I to this Schedule 14D-9).

Exhibit (a)(5)	Press Release issued by Versata, Inc. on December 7, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Versata, Inc., Trilogy, Inc. and V Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(2)	Stockholder Voting and Tender Agreement, dated as of December 7, 2005, by and among Trilogy, Inc. and certain stockholders of Versata, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Versata, Inc. on December 7, 2005).

Exhibit (e)(3)	Confidentiality Agreement, dated as of September 19, 2005, between Versata, Inc. and Trilogy, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Triolgy, Inc. and V Acquisition, Inc. filed on December 16, 2005.